                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            BECKMAN INSTRUMENTS, INC
           ---------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   075816108
                         -----------------------------
                                 (CUSIP Number)


                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 5, 1995
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D

CUSIP NO. 075816108                                          PAGE 2 OF 15 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           808,050

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   / /

13       Percent of Class Represented By Amount in Row (11)

                                  2.79%

14       Type of Reporting Person*

                 IC, OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075816108                                         PAGE 3 OF 15 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 808,050
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           808,050

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           808,050

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   / /

13       Percent of Class Represented By Amount in Row (11)

                                  2.79%

14       Type of Reporting Person*

                 IA; PN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075816108                                          PAGE 4 OF 15 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 808,050
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           808,050

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           808,050

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   / /

13       Percent of Class Represented By Amount in Row (11)

                                  2.79%

14       Type of Reporting Person*

                 CO

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075816108                                          PAGE 5 OF 15 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                793,950
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 808,050
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  793,950
    With
                          10      Shared Dispositive Power
                                           808,050

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,602,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   / /

13       Percent of Class Represented By Amount in Row (11)

                                  5.52%

14       Type of Reporting Person*

                 IA; IN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 075816108                                          PAGE 6 OF 15 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /X/

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                641,900
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 808,050
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  641,900
    With
                          10      Shared Dispositive Power
                                           808,050

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,449,950

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   / /

13       Percent of Class Represented By Amount in Row (11)

                                  5.0%

14       Type of Reporting Person*

                 IA; IN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $.10 par value (the "Shares"), of Beckman Instruments, Inc. (the "Issuer") and further amends the initial statement on Schedule 13D filed on January 22, 1992 and all amendments thereto (the "Initial Statement"). This Amendment No. 3 also serves as Amendment No. 1 with respect to Quantum Industrial Partners LDC, QIH Management Investor, L.P. and QIH Management, Inc. This Amendment No. 3 is being filed by the Reporting Persons to report a recent increase in the number of Shares which each of the Reporting Persons may be deemed to beneficially own as a consequence of recent purchases of Shares. Reference is made to the Initial Statement, as amended, for certain terms used herein and not otherwise defined herein. The Initial Statement is hereby supplementally amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

                 Updated information concerning the identity of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 QI Partners expended $5,848,161.32 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for its account during the past 60 days. Mr. Soros expended $5,845,155.32 of his personal funds to purchase the Shares which are reported in Item 5(c) as having been purchased for his account during the past 60 days. Winston expended $1,242,855.88 of its working capital to purchase the Shares reported in Item 5(c) as having been purchased for its account during the past 60 days.

                 QI Partners and Mr. Soros purchased the Shares through, and QI Partners holds them in, margin accounts maintained for each of them with Arnhold and S. Bleichroeder, Inc., which extends margin credit to QI Partners and Mr. Soros as well as to Winston and Dr. Chatterjee as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The aggregate number of Shares beneficially owned by the Reporting Persons is 2,243,900 (approximately 7.73% of the total number of Shares outstanding).

                          (i)     QI Partners may be deemed the beneficial
owner of 808,050 (approximately 2.79% of the total number of Shares outstanding).

                          (ii)    QIHMI, by reason of the investment authority
it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 808,050 Shares held by QI Partners.

                          (iii)   QIH Management, Inc. as the sole general
partner of QIHMI may be deemed a beneficial owner of the 808,050 Shares held by QI Partners.

                          (iv)    Mr. Soros may be deemed the beneficial owner
of 1,602,000 Shares (approximately 5.52% of the total number of Shares outstanding). This number consists of (a) 793,950 Shares owned directly by Mr. Soros and (b) 808,050 Shares owners by QI Partners of which Mr. Soros, as sole shareholder of QIH Management, Inc., may be considered a beneficial owner.

                          (v)     Dr. Chatterjee may be deemed the beneficial
owner of 1,449,950 Shares (approximately 5.0%) of the total number of Shares outstanding). This number includes (a) 641,900 Shares owned by Winston and (b) the 808,050 Shares owned by QI Partners.

                 The filing of this statement on a joint basis by QI Partners, QIHMI, QIH Management, Inc., Mr. Soros and Dr. Chatterjee shall not be construed as an admission that any of the Reporting Persons other than Dr. Chatterjee is the beneficial owner of any Shares held or to be held for the accounts of Chatterjee Fund Management, L.P. or Winston nor that Chatterjee Fund Management, L.P. or Winston is the beneficial owner of Shares held for the account of QI Partners or Mr. Soros.

                 (b) The power to direct the disposition and voting of the 808,050 Shares presently owned by QI Partners is shared by Dr. Chatterjee and QIHMI. Mr. Soros holds the sole power to vote and to direct the disposition of the 793,950 Shares he holds personally. Dr. Chatterjee, as the sole general partner of Chatterjee Fund Management, L.P., which is the sole general partner of Winston, has the sole power to vote and to direct the disposition of the 641,900 Shares held by Winston.

                 (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the Shares since August 11, 1995, 60 days prior to the date hereof, by any of the Reporting Persons.

                 (d) The shareholders of the Quantum Industrial Entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by the Quantum Industrial Entities (including the Shares) in accordance with their share ownership interests in the respective Quantum Industrial Entities. The partners of Winston have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Winston (including the Shares) in accordance with their partnership interests in Winston.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Dr. Chatterjee has reached an understanding with Mr. Soros pursuant to which Dr. Chatterjee will furnish to Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits and losses on Shares held for the account of Mr. Soros. Except as otherwise indicated above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Power of Attorney, dated December 11, 1991, granted by George Soros in favor of Mr. Sean C. Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                 (b) Joint Filing Agreement, dated as of April 15, 1994, by and among Quantum Industrial Partners LDC, QIH Management, Inc., QIH Management Investor, L.P., Mr. George Soros and Dr. Chatterjee (filed as Exhibit D to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

                 (c) Power of Attorney (and related resolutions) dated April 7, 1994, granted by Quantum Industrial Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren (filed as Exhibit E to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

                 (d) Power of Attorney, dated May 31, 1995, granted by Dr. Purnendu Chatterjee in favor of Mr. Peter Hurwitz.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 10, 1995                    QUANTUM INDUSTRIAL PARTNERS LDC

                                           By:  /s/ Sean C. Warren
                                                -------------------------------
                                                Sean C. Warren
                                                Attorney-in-Fact


Date:  October 10, 1995                    QIH MANAGEMENT INVESTOR, L.P.

                                           By:  QIH Management, Inc.
                                                General Partner

                                                By:  /s/ Sean C. Warren
                                                     --------------------------
                                                     Sean C. Warren
                                                     Vice President


Date:  October 10, 1995                    QIH MANAGEMENT, INC.

                                           By:  /s/ Sean C. Warren
                                                -------------------------------
                                                Sean C. Warren
                                                Vice President


Date:  October 10, 1995                    GEORGE SOROS

                                           By:  /s/ Sean C. Warren
                                                -------------------------------
                                                Sean C. Warren
                                                Attorney-in-Fact


Date:  October 10, 1995                    PURNENDU CHATTERJEE

                                           By:  /s/ Peter Hurwitz
                                                -------------------------------
                                                Peter Hurwitz
                                                Attorney-in-Fact

                                    ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                              Walter Burlock
                              Stanley Druckenmiller
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Donald H. Krueger
                              Elizabeth Larson
                              Jay Misra
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                    ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                           BECKMAN INSTRUMENTS, INC.


FOR THE ACCOUNT OF                         DATE OF PURCHASE          NATURE OF            NUMBER                PRICE
------------------                         ----------------          TRANSACTION          OF SHARES             PER SHARE
                                                                     -----------          ---------             ---------
Quantum Industrial Partners                    09/27/95              Purchase                22,100             29.797
                                               09/27/95              Purchase                   450             29.520
                                               09/28/95              Purchase                 7,700             30.060
                                               09/29/95              Purchase                28,100             30.310
                                               10/02/95              Purchase                 3,000             30.230
                                               10/03/95              Purchase                43,000             30.797
                                               10/03/95              Purchase                 2,900             30.250
                                               10/03/95              Purchase                 1,700             30.185
                                               10/03/95              Purchase                   400             30.560
                                               10/04/95              Purchase                 3,800             30.645
                                               10/05/95              Purchase                40,100             30.685
                                               10/05/95              Purchase                 8,100             30.749
                                               10/06/95              Purchase                   800             30.770
                                               10/09/95              Purchase                 5,100             31.020
                                               10/09/95              Purchase                 8,200             31.185
                                               10/09/95              Purchase                15,800             31.167

George Soros                                   09/27/95              Purchase                22,100             29.797
                                               09/27/95              Purchase                   450             29.520
                                               09/28/95              Purchase                 7,600             30.060
                                               09/29/95              Purchase                28,100             30.310
                                               10/02/95              Purchase                 3,000             30.230
                                               10/03/95              Purchase                 1,700             30.185
                                               10/03/95              Purchase                   400             30.560
                                               10/03/95              Purchase                43,000             30.797
                                               10/03/95              Purchase                 2,900             30.250
                                               10/04/95              Purchase                 3,800             30.645
                                               10/05/95              Purchase                40,100             30.685
                                               10/05/95              Purchase                 8,100             30.749
                                               10/06/95              Purchase                   800             30.770
                                               10/09/95              Purchase                 5,100             31.020
                                               10/09/95              Purchase                 8,200             31.185
                                               10/09/95              Purchase                15,800             31.167


Winston Partners L.P.                          9/27/95               Purchase                 4,900             29.797
                                               9/27/95               Purchase                   100             29.520
                                               9/28/95               Purchase                 1,700             30.060
                                               9/29/95               Purchase                 6,300             30.310
                                               10/02/95              Purchase                   600             30.230

FOR THE ACCOUNT OF                         DATE OF PURCHASE          NATURE OF            NUMBER                PRICE
------------------                         ----------------          TRANSACTION          OF SHARES             PER SHARE
                                                                     -----------          ---------             ---------
                                               10/03/95              Purchase                 9,600             30.797
                                               10/03/95              Purchase                   700             30.250
                                               10/03/95              Purchase                   400             30.185
                                               10/03/95              Purchase                   200             30.560
                                               10/04/95              Purchase                   800             30.645
                                               10/05/95              Purchase                 9,100             30.685
                                               10/05/95              Purchase                 1,800             30.749
                                               10/06/95              Purchase                   200             30.770
                                               10/09/95              Purchase                 1,100             31.020
                                               10/09/95              Purchase                 1,900             31.185
                                               10/09/95              Purchase                 3,400             31.167

                               INDEX OF EXHIBITS

EXHIBIT                                                                                  PAGE
-------                                                                                  ----
    A         Power of Attorney, dated May 31, 1995, granted by
              Purnendu Chatterjee in favor of Mr. Peter Hurwitz.                         15